UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 2001.

 OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from _______________________ to __________________________

Commission file number 0-24100

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Home Federal Savings Bank Employees' Savings and Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HMN Financial, Inc.
1016 Civic Center Drive
Rochester, MN 55901

REQUIRED INFORMATION

The financial statements filed as a part of the annual report of the plan include:

1. Audited statements of net assets available for benefits as filed under the Employee Retirement Income Security Act of 1974, as amended ("ERISA");

2. Audited statements of changes in net assets available for benefits as filed under ERISA.

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KPMG

4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report

The Plan Administrator
Home Federal Savings Bank
Employees' Savings & Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Home Federal Savings Bank Employees' Savings & Profit Sharing Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Minneapolis, Minnesota
June 14, 2002

HOME FEDERAL SAVINGS BANK
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
Financial Statements and Supplemental Schedules
December 31, 2001 and 2000

HOME FEDERAL SAVINGS BANK
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
December 31, 2001 and 2000

	December 31,

	2001	2000

Investments:
Common stock at fair market value	$588,155	564,478
Mutual funds at fair market value	1,669,542	1,420,589

	2,257,697	1,985,067

Participant loans	27,480	14,008
Contributions receivable:
Employer	0	2,584
Employee	0	11,183

Net assets available for benefits	$2,285,177	2,012,842

                See accompanying notes to financial statements.

HOME FEDERAL SAVINGS BANK
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2001 and 2000

	2001	2000

Contributions
Employer	$95,235	66,484
Employee	413,417	296,689
Rollover	71,145	14,580

Total contributions	579,797	377,753

Withdrawals	(335,745)	(345,618)

Investment income:
Net appreciation (depreciation) on
fair market value of investments:
Mutual funds	(93,487)	3,643
Common stock	108,749	87,155
Interest	2,389	2,270
Dividends	23,031	26,182
Less asset management fees	(12,399)	(10,060)

Net investment income	28,283	109,190

Increase in net assets available for benefits	272,335	141,325

Beginning of year	2,012,842	1,871,517

End of year	$2,285,177	2,012,842

                                                See accompanying notes to financial statements

HOME FEDERAL SAVINGS BANK
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2001 and 2000

  Summary of Significant Accounting Policies

  Basis of Presentation
  The accompanying financial statements have been prepared on the accrual basis of accounting.

  Custodian of Investments
  Bank of New York is the trustee and custodian of all Plan assets.

  Plan Administration
  Home Federal Savings Bank (the Company) is the administrator of the Plan and Pentegra Services, Inc. performs the participant accounting.

  Valuation of Investments
  Investments are stated at their fair market value. Investments in mutual funds or commingled trusts are valued using daily net asset value calculations performed by the funds and published by the National Association of Securities Dealers. Investments in common stock are valued at the quoted market price. Participant notes are valued at cost which approximates fair value.

  Purchases and sales of securities are recorded on a trade date basis. Net realized gains or losses are recognized by the Plan upon the sale of its investments or portions thereof based on average cost.

  Use of Estimates
  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

  Costs and Expenses
  Asset management fees ranging between 38 and 85 basis points are assessed annually on average net asset values and are deducted from the individual funds. In addition, the Company paid accounting fees totaling $7,900 and $5,780 in 2001 and 2000, respectively.

  (2) Description of the Plan
  The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for more complete information.

  General
  The Plan is a defined contribution plan, qualified under section 401(a) of the Internal Revenue Code. The Plan includes 401(k) provisions which allow participants to direct the Company to contribute a portion of their compensation to the Plan on a pretax basis through payroll deductions. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA).

  All Company employees who have attained the age of 21 are eligible to participate in the Plan.

  Funding Policy
  Participants have had the ability to contribute up to 12% of their monthly compensation on a pretax basis to the Plan. Participant contributions are subject to the Internal Revenue Service maximum annual limits of $10,500 during 2001 and 2000. The Company matches 25% of each participant's contribution not in excess of 8% of the participant's annual salary.

  The Company may, in its sole discretion, contribute to the Plan an amount to be determined from year to year (the Non-Elective Contribution). Such contributions would be allocated to the accounts of participants in the ratio that each participant's compensation for the plan year bears to the total compensation of all participants for the plan year. There were no such contributions during 2001 or 2000.

  Participant Accounts
  Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings. Allocations are based on participant contributions or account balances, as defined.

  Vesting
  Participants are immediately vested in their contributions and the actual earnings thereon. Participants must be employed on December 31 of the plan year to be entitled to the Company's match for the year. Employees hired prior to January 1, 1997 are immediately vested in the employer contributions at December 31 of the plan year. Employees hired January 1, 1997 and thereafter are subject to 5 year cliff vesting for the employer matching contribution. Forfeited amounts for 2001 totaled $10,671, and are used to reduce future employer match obligations. Employer match amounts not vested at December 31, 2001 totaled $102,767.

  Beginning on January 1, 2002, vesting service is reduced from 5 years to 3 years for employer matching contributions received for 2002 and subsequent years. Employer matching contributions received prior to 2002 remain subject to the 5 year vesting service requirement, as applicable. Employees also must be employed at December 31 to be entitled to the employer match for the year.

  Participant Loans
  Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from 1-5 years, except loans used to purchase a primary residence may have a term up to 15 years. All loans are secured by the balance in the participant's account and bear interest at a rate equal to the prime rate plus 1%. Principal and interest payments must be made monthly.

  Distributions
  Upon termination of employment for any reason the vested portion of the participant's account balance becomes fully payable.

  Participating Employers
  The Company is a member of a controlled group of corporations as defined in Section 414(b) of the Internal Revenue Code. No members of the group other than the Company participated in the Plan prior to 1996.

  The contributions to the Plan for each employer participating in the Plan during 2001 and 2000 were as follows:

	2001			2000

	Employer	Employee	Rollover	Employer	Employee	Rollover

Home Federal Savings Bank	$74,928	315,418	70,433	56,029	245,637	14,580
HMN Mortgage Services, Inc.	16,462	82,117	712	8,432	38,567	0
Osterud Insurance Agency, Inc.	3,845	15,882	0	2,023	12,485	0

	$95,235	413,417	71,145	66,484	296,689	14,580

  Plan Termination

  The Company, by action of its board of directors, may terminate the Plan. All participants at the time of such termination shall be 100% vested in their account balances and shall be entitled to a benefit equal to the value of their accounts as determined as of the valuation date following termination.

(4) Description of Investment Options

Participant contributions are invested by the Plan Trustee in accordance with participant elections, in one or more of the investment options the Plan offers in increments of 1%.

Pentegra Services, Inc. (PSI) S&P MidCap Stock Index Fund - The fund invests in the stocks that make up the Standard & Poor's MidCap 400 Index. The fund is designed to approximate the total return of the S&P MidCap 400 Index, including reinvestment of dividends. This fund was available in 2001 and 2000.

PSI S&P 500 Stock Index Fund - The fund invests in the stocks that make up the Standard & Poor's 500 Index. The fund is designed to approximate the total return of the S&P 500 Index, including reinvestment of dividends. This fund was available in 2001 and 2000.

PSI Stable Value Fund - The fund invests in a diversified portfolio of fixed income securities with high quality ratings by major rating services such as Moody's Investors Service and Standard & Poor's. This fund was available in 2001 and 2000.

PSI Money Market Fund - The fund invests primarily in AAA short-term securities issued by corporations. The average range of weighted portfolio maturities varies from one to ninety days with most securities held to maturity. This fund was available in 2001 and 2000.

PSI Bond Market Fund - The fund invests in a portfolio of high quality bonds including U.S. Treasury, agency, corporate, mortgage and asset backed securities. This fund was available in 2001 and 2000.

HMN Financial, Inc. Stock - The fund invests in the common stock of HMN Financial, Inc., the Holding Company of Home Federal Savings Bank. Three to six percent of the fund is maintained in a Short Term Investment Fund for liquidity purposes. This fund was available in 2001 and 2000.

PSI International Stock Fund - The fund invests in foreign stocks in countries based in Europe, Australia and the Far East. The fund is designed to approximate the performance of the Morgan Stanley Capital International (MSCI) EAFE (Europe, Australia, Far East) Index. This fund was available in 2001 and 2000.

PSI Asset Allocation Funds - PSI Income Plus Fund - The fund invests in a broad range of stable value securities to reduce short term risk, and in a broad range of large U.S. and international companies to capture growth potential. This fund was available in 2001 and 2000.

PSI Growth & Income Fund - The fund invests in U.S. and international stock, U.S. bonds, and stable value investments to pursue long term appreciation and short term stability. This fund was available in 2001 and 2000.

PSI Growth Fund - The fund invests in a broad range of domestic and international stock. This fund was available in 2001 and 2000.

PSI S&P 500 Growth Stock Index Fund -
This fund is a subset of the S&P 500 Stock Index fund, investing primarily in the S&P 500 stocks that exhibit faster earnings and dividend growth. This fund was available in 2001 and 2000.

PSI S&P 500 Value Stock Index Fund -
This fund is a subset of the S&P 500 Stock Index fund, investing primarily in the S&P 500 stocks that exhibit higher dividend yields. This fund was available in 2001 and 2000.

PSI Russell 2000 Stock Index Fund -
This fund invests in stocks that make up the Russell 2000 Index, which consists of U.S. small company stocks. The fund's goal is to match the performance of the Russell 2000 Index. This fund was available in 2001 and 2000.

(5) Number of Participants

The number of participants in each investment option as of December 31, 2001 and 2000 were as follows:

	December 31,
	2001	2000

HMN Financial, Inc. Stock	85	91
Participant Loans	5	5
PSI S&P MidCap Stock Index Fund	110	104
PSI S&P 500 Stock Index Fund	127	117
PSI Stable Value Fund	35	32
PSI Money Market Fund	66	58
PSI Bond Market Fund	38	37
PSI International Stock Fund	48	47
PSI Income Plus Fund	10	8
PSI Growth & Income Fund	42	25
PSI Growth Fund	40	31
PSI S&P 500 Growth Stock Index Fund	45	28
PSI S&P Value Stock Index Fund	35	15
PSI Russell 2000 Stock Index Fund	27	13

The total number of eligible participants in the Plan were 274 and 222 at December 31, 2001 and 2000, respectively.

(6) Investments

The following investments equal or exceed 5% of net assets available for plan benefits at December 31, 2001 or 2000:

	December 31,
	2001	2000

	Fair	Fair
	market	market
Description	value	value

PSI S&P MidCap Stock Index Fund	456,316	472,555
PSI S&P 500 Stock Index Fund	469,574	496,396
HMN Financial, Inc. Stock	588,155	564,478
PSI S&P 500 Growth Stock Index Fund	158,751	**

                                                ** Not applicable in 2000. Fund represented less than 5% of plan assets.

(7) Income Tax Status

The Internal Revenue Service determined and informed the Company by a letter dated May 11, 1994, that the Plan and related trust, as then designed, were in compliance with the provisions of 401(a) of the Internal Revenue Code (IRC) and were thereby exempt from federal income taxes under Section 501(a) of the code. The Plan has been amended in its entirety since receiving this determination letter. During 1999 the Plan, as amended, was again submitted to the IRS for determination of its tax exempt status. A favorable determination was received on March 15, 2000, therefore no provision for income taxes has been included in the Plan's financial statements. The Company believes the Plan continues to qualify and operate as designed.

An employee's pretax contributions under the Plan will reduce the participant's taxable income for federal and state income tax purposes. Each participant's portion of earnings from investments made with contributions under the Plan, generally, are not taxable until distributed or withdrawn.

(8) Party-in-Interest Transactions

The Plan engages in investment transactions involving the acquisition or disposition of HMN Financial, Inc. common stock. HMN Financial, Inc. is the holding company of Home Federal Savings Bank and is a party-in-interest. Also, certain Plan investments are shares of mutual funds managed by Pentegra Services, Inc. (PSI). PSI is the third party administrator of the Plan as defined by the Basic Plan Document and is a party-in-interest. These transactions are covered by an exemption from the "prohibited transactions" provisions of ERISA and the IRC.

HOME FEDERAL SAVINGS BANK
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
Schedule of Assets (Held at End of Year)
December 31, 2001

		Fair
		market
Description	Cost	value

*PSI S&P MidCap Stock Index Fund	$348,190	456,316
*PSI S&P 500 Stock Index Fund	449,537	469,574
*PSI Stable Value Fund	58,120	68,407
*PSI Money Market Fund	75,802	75,802
*PSI Bond Market Fund	58,382	70,371
*PSI International Stock Fund	41,007	35,386
*PSI Income Plus Fund	26,389	30,217
*PSI Growth & Income Fund	91,759	92,685
*PSI Growth Fund	108,377	95,541
*PSI S&P 500 Growth Stock Index Fund	167,200	158,751
*PSI S&P 500 Value Stock Index Fund	89,091	82,138
*PSI Russell 2000 Stock Index Fund	33,527	34,354
*HMN Financial, Inc. Stock	479,618	588,155
Participant Loans (6.00% to 10.00%)	27,480	27,480

Total investments	$2,054,479	2,285,177

                                            *Party-in-interest.

                                            See accompanying independent auditors' report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                                  HOME FEDERAL SAVINGS BANK

                                                                  EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN

Date: June 26, 2002                                             By: /s/ Michael McNeil

                                                                            Michael McNeil
                                                                            Title: President,
                                                                            Home Federal Savings Bank

EXHIBIT INDEX

Exhibit
Number

23                                                             Consent of KPMG LLP, certified public accountants